[Letterhead of Grant Prideco]
January 10, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn: Mr. H. Roger Schwall, Assistant Director
Ladies and Gentlemen:
     By letter dated November 23, 2005, Grant Prideco, Inc., a Delaware corporation (the “Company”), received comments from the Staff of the Commission relating to the Company’s Registration Statement on Form S-4, File No. 333-129198 (the “S-4”) and Form 10-Q’s for the fiscal periods ended March 31, June 30 and September 30, 2005, File No. 001-15423 (the “2005 10-Q’s”). By letter dated December 20, 2005, we responded to these comments. By voice telephone message on January 6, 2006, the Staff responded to our letter. Accordingly, we are filing this letter to revise our initial response.
     As discussed further below, we plan to file, subject to your approval of the attached disclosures, amended Form 10-Q’s for the periods ended June 30 and September 30, 2005 in the next 7-10 business days to reflect revised disclosure where appropriate. For your convenience, we have reproduced the comment contained in the Staff’s letter of November 23, 2005.
Forms 10-Q
Controls and Procedures
Update on Internal Control Over Financial Reporting
     Item 308(c) of Regulation S-K requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Provide an unqualified statement that discloses that there were changes to internal control over financial reporting during the period covered by the report as required by Item 308(c) of Regulation S-K. In this regard, we note that disclosure in each of your Forms 10-Q, while providing a general reference to corrective measures being taken, fails to specifically delineate the remedial steps taken in the particular fiscal quarter covered by the report.
     Please amend your Forms 10-Q and revise the disclosure therein to specifically identify the actions taken in each quarter. Further, provide updated disclosure if available, regarding the results of the testing of such remediation steps once such testing has been completed by your auditors. We may have further comments.

     Please ensure you file updated certifications as required by Exchange Act Rules 13a-14 and 15d-14 with your amended periodic reports.
     Response — We believe the disclosures included in the March 31, 2005 10-Q related to the changes to internal control over financial reporting implemented during that particular quarter accurately delineated the remedial steps taken to remedy the identified material weakness related to revenue recognition and therefore, no disclosure revisions are necessary to the first quarter 10-Q. Since March 31, 2005 there have been no internal control changes requiring disclosure, as we believe the corrective actions taken in the first quarter of 2005 provided sufficient controls to remedy the identified material weakness related to revenue recognition, and improved both our disclosure controls and procedures and internal control over financial reporting.
     We agree that the disclosures included in the June 30 and September 30, 2005 10-Q’s did not clearly describe the specific remedial steps taken during 2005, the timing of completion (during the first quarter of 2005) and that there were no changes to internal controls over financial reporting subsequent to March 31, 2005 that require disclosure.
     With respect to your comment on providing updated disclosure on the remedial actions taken and the results of the testing of such remediation steps once such testing has been completed by our auditors, we believe that the interim testing performed by our auditors to date indicates that the remedial actions taken have sufficiently remedied the material weakness. However, our auditors are not completed with all of their annual testing procedures for 2005 and therefore are not yet in a position to issue their final report on the effectiveness of internal control over financial reporting as of December 31, 2005. Due to the preliminary nature of the auditor’s testing to date, we do not believe it would be appropriate to disclose the status of their interim testing results in the 10-Q for the period ended September 30, 2005.
     We will file amended Form 10-Q’s for the periods ended June 30 and September 30, 2005 to revise the disclosures to specifically identify the actions taken during the first quarter of 2005 and to disclose there have been no changes to internal controls over financial reporting subsequent to March 31, 2005 that require disclosure. See Attachment A (marked for changes). We will file updated certifications with the amended quarterly reports.
     We trust that the forgoing information addresses your concerns. If there are any questions with respect to the forgoing, please contact Mr. Greg Boane at 281-878-5611.
Very truly yours,
/s/ Philip A. Choyce
Mr. Philip A. Choyce
Vice President and General Counsel

ATTACHMENT A
Below are the 10-Q disclosures included in “ITEM 4. Controls and Procedures” for the periods ended March 31, June 30 and September 30, 2005 as originally filed. Such disclosures have been marked for changes, if deemed necessary, pursuant to comments from the Staff of the Commission relating to the Company’s Registration Statement on Form S-4, File No. 333-129198 (the “S-4”) and Form 10-Q’s for the fiscal periods ended March 31, June 30 and September 30, 2005, File No. 001-15423 (the “2005 10-Q’s”).
MARCH 31, 2005 10-Q (MARKED FOR CHANGES)
ITEM 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) as of March 31, 2005. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of the end of the period covered by this report (March 31, 2005), our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Update on Internal Control Over Financial Reporting
     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the framework entitled “Internal Control — Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation of the COSO framework applied to Grant Prideco’s internal control over financial reporting, and the identification of a material weakness related to revenue recognition controls over documentation of delivery terms requested by the customer and customer notification necessary to record revenue prior to customer possession of the product, management concluded that Grant Prideco did not maintain effective internal control over financial reporting as of December 31, 2004.
     In order to address the material weakness identified as of December 31, 2004, management implemented corrective measures during the first quarter of 2005 including: 1) requiring a checklist to be completed prior to revenue recognition to ensure that documentation of delivery terms requested by the customer and customer notification necessary to record revenue prior to customer possession of the product is complete and accurate, 2) initiating processes and procedures to better document the terms of sales transactions including transaction review and monitoring activities and 3) reviewing all bill and hold sales transactions during the quarter to ensure that they meet the criteria for revenue recognition. We believe the corrective actions described above will provide sufficient controls to remedy the identified material weakness related to revenue recognition, and will improve both our disclosure controls and procedures and internal control over financial reporting. However, these controls have not been tested as extensively as required for the annual evaluation under Section 404 of the Sarbanes-Oxley Act of 2002. Additionally, there may be some additional control procedures implemented in the future to further strengthen the controls over financial reporting.
     [INSERTION: Except as set forth above, there were no changes to Grant Prideco’s internal controls over financial reporting that were identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, Grant Prideco’s internal control over financial reporting.]
JUNE 30, 2005 10-Q (MARKED FOR CHANGES)
ITEM 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) as of June 30, 2005. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of the end of the period covered by this report (June 30, 2005), our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Update on Internal Control Over Financial Reporting
     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the framework entitled “Internal Control — Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation of the COSO framework applied to Grant Prideco’s internal control over financial reporting, and the identification of a material weakness related to revenue recognition controls over documentation of delivery terms requested by the customer and customer notification necessary to record revenue prior to customer possession of the product, management concluded that Grant Prideco did not maintain effective internal control over financial reporting as of December 31, 2004.
     In order to address the material weakness identified as of December 31, 2004, management implemented corrective measures during the first [DELETION: half]

[INSERTION: quarter] of 2005 including: 1) requiring a checklist to be completed prior to revenue recognition to ensure that documentation of delivery terms requested by the customer and customer notification necessary to record revenue prior to customer possession of the product is complete and accurate, 2) initiating processes and procedures to better document the terms of sales transactions including transaction review and monitoring activities and 3) reviewing all bill and hold sales transactions during the quarter to ensure that they meet the criteria for revenue recognition. We believe the corrective actions described above will provide sufficient controls to remedy the identified material weakness related to revenue recognition, and will improve both our disclosure controls and procedures and internal control over financial reporting. However, these controls have not been tested as extensively as required for the annual evaluation under Section 404 of the Sarbanes-Oxley Act of 2002. [DELETION: Additionally, there may be some additional control procedures implemented in the future to further strengthen the controls over financial reporting.]
     [INSERTION: There were no changes to Grant Prideco’s internal controls over financial reporting that were identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the quarter ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, Grant Prideco’s internal control over financial reporting.]
SEPTEMBER 30, 2005 10-Q (MARKED FOR CHANGES)
ITEM 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), as of September 30, 2005. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of the end of the period covered by this report (September 30, 2005), our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Update on Internal Control Over Financial Reporting
     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, it used the framework entitled “Internal Control — Integrated Framework” set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation of the COSO framework applied to Grant Prideco’s internal control over financial reporting, and the identification of a material weakness related to revenue recognition controls over documentation of delivery terms requested by the customer and customer notification necessary to record revenue prior to customer possession of the product, management concluded that Grant Prideco did not maintain effective internal control over financial reporting as of December 31, 2004.
     [DELETION: In order to address the material weakness identified as of December 31, 2004, management implemented corrective measures during the first nine months of 2005. We believe the corrective actions taken have provided sufficient controls to remedy the identified material weakness related to revenue recognition, and have improved both our disclosure controls and procedures and internal control over financial reporting.] [INSERTION: In order to address the material weakness identified as of December 31, 2004, management implemented corrective measures during the first quarter of 2005 including: 1) requiring a checklist to be completed prior to revenue recognition to ensure that documentation of delivery terms requested by the customer and customer notification necessary to record revenue prior to customer possession of the product is complete and accurate, 2) initiating processes and procedures to better document the terms of sales transactions including transaction review and monitoring activities and 3) reviewing all bill and hold sales transactions during the quarter to ensure that they meet the criteria for revenue recognition. We believe the corrective actions described above will provide sufficient controls to remedy the identified material weakness related to revenue recognition, and will improve both our disclosure controls and procedures and internal control over financial reporting.] Management has completed a majority of its testing for the 2005 annual evaluation under Section 404 of the Sarbanes-Oxley Act of 2002 and is currently evaluating the testing results; our independent auditors have begun their required reviews and testing.
     [INSERTION: There were no changes to Grant Prideco’s internal controls over financial reporting that were identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the quarter ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, Grant Prideco’s internal control over financial reporting.]